SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

October 5, 2007

VIA COURIER AND EDGAR

Re:	Information Services Group, Inc. —
Revised Preliminary Proxy on Schedule 14A, File No. 1-33287

H. Christopher Owings Scott Anderegg Anthony Watson William Thompson Division of Corporation Finance Securities and Exchange Commission Mail Stop 3561 100 F Street, N.E. Washington D.C. 20549

Gentlemen:

On behalf of Information Services Group, Inc. (“ISG”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated October 3, 2007 (the “comment letter”) relating to the revised Preliminary Proxy Statement on Schedule 14A filed on September 13, 2007. ISG has also revised the Preliminary Proxy Statement in response to the Staff’s comments and is filing concurrently with this letter a revised Preliminary Proxy Statement, which reflects these revisions and generally updates certain other information.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. Page references in the text of this letter correspond to the pages of the revised Preliminary Proxy Statement.

General

1.             We note the 8-K you filed on October 2, 2007 disclosing material revisions to the Purchase Agreement with MCP-TPI Holdings, LLC. Please revise your disclosure to reflect these revisions.

We have revised the disclosure throughout the proxy statement to reflect the revisions to the purchase agreement.

Summary Unaudited Pro Forma Condensed Combined Financial Information, page 24

2.             Please include pro forma book value per share data for the year ended December 31, 2006 in the comparative per share data on page 25.

We refer to Item 14 “Mergers, Consolidations, Acquisitions and Similar Matters” of Schedule 14A and the instructions thereto, specifically, the instructions in paragraph (b)(10) which states that book value information need only be provided for the most recent balance sheet date. Accordingly, no revisions have been made to the pro forma book value per share data for the year ended December 31, 2006.

Opinion of Evercore Group L.L.C., page 57

3.             Please refer to comment 9 in our letter dated August 23, 2007. We note the revisions made to the disclosure in this section, however, the opinion in Annex D remains unchanged. Please refer again to the guidance stated in our CF Current Issues Outline (November 14, 2000).

As requested, we have made the revisions to Annex D.

4.             In the first full paragraph on page 58, please delete the second sentence qualifying the disclosure since all material information is to be included in this section.

As requested, we have deleted the sentence qualifying the disclosure.

Factors Affecting TPI’s Operating Results, page 120

5.             We note your response to comment 13 in our letter dated August 23, 2007. We can not find in the IDC report the support for your statement that the estimated market for BPO services will grow from 2006 to 2011 in Europe and Asia-Pacific at a compounded annual growth rate of 13% and 15%, respectively. Please revise or advise.

We are providing the relevant pages from the IDC report on a supplemental basis.

Information Services Group, Inc. Financial Statements

Statements of Operations, page F-4

6.             We note that the weighted average shares outstanding and net income per share exclusive of shares subject to possible redemption as presented is the same as the immediately preceding earnings per share presentation. Notwithstanding, the earnings per share presentation exclusive of shares subject to possible redemption appears to represent a non-GAAP measure. Please tell your basis for presenting a non-GAAP and/or pro forma earnings per share presentation on the face of the statements of operations in light of the guidance in paragraph 37 of SFAS 128 and the prohibition in Item 10(c)(1)(ii)(C) of Regulation S-K. Otherwise, please remove the presentation of net income per share exclusive of shares subject to possible redemption.

As requested, ISG has removed the above-referenced presentation.

Form 10-Q for Fiscal Quarter Ended June 30, 2007

Item 4. Controls and Procedures, page 18

(a) Evaluation of Disclosure Controls and Procedures, page 18

7.             In future filings please revise the conclusion of your chief executive officer and chief financial officer regarding the effectiveness of your disclosure controls and procedures in the second paragraph to include the entire definition of disclosure controls and procedures set forth in the preceding paragraph. Alternatively, revise to state that the officers concluded that your disclosure controls and procedures are effective as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K.

ISG will revise the conclusions of its chief executive officer and chief financial officer in future filings.

Form 8-K Filed September 17, 2007

8.             We note your presentations of EBITDA on pages 26 and 31 of the road show materials. Please revise to include a presentation of the most directly comparable financial measure calculated and presented in accordance with GAAP. Also include a reconciliation of the non-GAAP financial measure presented to the most directly comparable financial measure calculated and presented in accordance with GAAP. The reconciliation shall be quantitative for historical measures and quantitative, to the extent available without unreasonable efforts, for prospective measures, of the differences between the non-GAAP financial measure presented and the most directly comparable financial measure calculated and presented in accordance with GAAP. Please refer to Regulation G. Similarly revise Form 8-K filed on September 13, 2007 to the extent applicable.

As requested, ISG will file amended Form 8-Ks to revise the presentations of EBITDA. Specifically, on pages 26 and 31 of the road show materials filed on Form 8-K dated October 2, 2007 (which contains an updated version of the road show materials filed on September 17, 2007), the following footnotes will be added to the heading “EBITDA”:

“(a) EBITDA equals net income, before taxes, depreciation, amortization, interest income and interest expense. 2006 net income, depreciation/amortization, taxes and net interest expense (from TPI operations) are $5.1, $2.4, $3.5 and $3.7, respectively. Estimated 2007 net income, depreciation/amortization, taxes and net interest expense (from TPI operations) are $8.9, $2.1, $5.9 and $3.4, respectively.”

“(a) EBITDA equals net income, before taxes, depreciation, amortization, interest income and interest expense. H1 2006 net income, depreciation/amortization, taxes and net interest expense (from TPI operations) are $2.5, $1.4, $1.7 and $2.0, respectively. Net income, depreciation/amortization, taxes and net interest expense for H1 2007 (from TPI operations) are $2.9, $1.1, $2.0 and $1.7, respectively.”

The press release filed on September 13, 2007 will be revised in an amended Form 8-K so that the 6th paragraph thereof reads as follows:

“Net income for the first half of 2007 was $2.9 million, up 14%.  Earnings before interest, taxes and depreciation and amortization (EBITDA) totaled $7.7 million, an increase of $0.1 million from last year. During the first half of 2007, depreciation and amortization, taxes and net interest expense totaled $1.1 million, $2.0 million and $1.7 million, respectively. First half 2006 net income totaled $2.5 million while depreciation and amortization, taxes and net interest expense totaled $1.4 million, $1.7 million and $2.0 million, respectively. EBITDA in the first half of 2006 included the benefit (approximately $2.3 million) of the extraordinarily large and unique IT renegotiation mentioned previously.”

9.     We also note that you present EBITDA as a reported GAAP total. Given that EBITDA is a non-GAAP measure, please revise to identify EBITDA as a non-GAAP measure as opposed to a reported GAAP total.

As requested, pursuant to the amended Form 8-K, ISG will revise the heading “Reported GAAP Totals’’ to “Reported Totals’’ and revise the heading “Non-GAAP Pro Forma Adjustments’’ to “Other Pro Forma Adjustments’’.

* * * * * * *

On behalf of ISG, we hereby acknowledge that (i) ISG is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (iii) ISG may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please call Edward Chung, David Dwyer or Thomas Lamprecht at (212) 455-2000 if you wish to discuss ISG’s responses to the comment letter.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP